Exhibit 99.1

Robin Energy Announces the Date of its 2026 Annual General Meeting of Shareholders

Limassol, Cyprus, May 6, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy”, or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that its Board of Directors (the “Board”) has scheduled the Company’s 2026 Annual General Meeting of Shareholders (the “Meeting”) to be held on September 10, 2026, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The Board has fixed a record date of July 17, 2026 (the “Record Date”) for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company’s Notice of the Meeting and Proxy Statement will be mailed on or around July 18, 2026, to shareholders of record as of the Record Date and will be furnished to the Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov. The proxy materials will also be available on the Company’s website at www.robinenergy.com.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers that carry petrochemical gases worldwide.

Robin Energy is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RBNE”.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com